SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

March 31, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

To Shareholders in Smedvig asa

Notice for the Annual General Meeting

Annual General Meeting in Smedvig asa is hereby summoned for May 11, 2005, 4:30 p.m. at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger, Norway.

Items on the agenda:

1.	Election of person to countersign the Minutes together with the Chairman

2.	Approval of the notice to and the agenda of the Annual General Meeting

3.	Approval of the accounts for the Smedvig Group and Smedvig asa

Approval of the consolidated income statement and the balance sheet of the Smedvig Group for 2004 as well as approval of the annual accounts and annual report of Smedvig asa for 2004 including the distribution of net income.

The Board proposes a dividend of NOK 1.50 per share.

4.	Determination of remuneration to the Board of Directors for 2004

5.	Approval of auditor’s fee for 2004

6.	Election of two members of the Board of Directors

Two out of five members of the Board of Directors are up for election i.e. Chairman of the Board Peter T. Smedvig and Director Siri B. Hatlen. The Board’s suggestion to the General Meeting is to re-elect Peter T. Smedvig as Chairman of the Board and Siri B. Hatlen as Director of the Board.

The other three Directors i.e. Raymond De Smedt, J. Larry Nichols and Andrew C. Salvesen are up for election next year.

7.	Authorization to the Board of Directors to continue incentive programs for employees

The Board of Directors has over the last years approved annual incentive programs for the executive management and key employees in the Smedvig Group. The incentive programs have been based on options to purchase Class B shares in the Company. The Board of Directors intends to continue with incentive programs for key employees and therefore proposes that the Board of Directors shall be authorized to issue additional Class B shares to cover options related to existing and future incentive programs. The Board will later decide who shall be granted such options, the distribution of the options and the terms thereof. The Company’s obligations under the option agreements can be fulfilled by issuance of new Class B shares or by transfer of its own Class B shares.

The Board of Directors requests that the General Meeting adopt the following resolution:

i)	Pursuant to the Public Limited Companies Act § 10-14, the Board of Directors is authorized to increase the company’s share capital with up to NOK 10,000,000 by issuance of up to 1,000,000 new shares each of par value NOK 10 by one or more increases in the share capital at a subscription price stipulated by the Board of Directors.

ii)	The authorization is valid until June 30, 2006.

iii)	The shares shall be subscribed by employees of the company or companies within the same group.
The existing shareholders’ preferential rights to the new shares pursuant to the Public Limited Companies Act § 10-4 may be set aside.

iv)	The authorization comprises issuance of Class B shares only.

v)	The authorization shall not include an increase of share capital against non-cash contributions or by way of merger pursuant to the Public Limited Companies Act § 13-5.

vi)	The authorization may also be used in an acquisition or bidding situation, ref. the Norwegian Stock Exchange Act § 5-15 and the Norwegian Securities Trading Act § 4-17.

vii)	This authorization replaces the authorization to issue new Class B shares in connection with incentive programs given on April 27, 2004.

8.	Authorization to the Board of Directors to repurchase own shares

The Board of Directors requests the General Meeting to renew the authorization given the Board of Directors to repurchase shares in Smedvig asa. The Board of Directors is of the opinion that repurchase of shares could be of great importance to the Company with, among other things, the intention of securing the financial flexibility and obtaining effective control of the Company’s capital structure and to fulfil the Company’s obligations under the option based employee incentive programs.

The	Board of Directors requests that the General Meeting adopt the following resolution:

i)	Pursuant to the Public Limited Companies Act § 9-4, the Board of Directors is authorized to repurchase shares of aggregated par value up to NOK 81,734,000, by repurchasing up to 8,173,400 shares at par value NOK 10, equaling close to 10 % of the existing share capital, by one or more repurchases. The Board decides whether it will repurchase Class A shares and/or Class B shares.

ii)	The maximum amount to be paid per Class A share is NOK 200 and the minimum amount to be paid is NOK 1. The maximum amount to be paid per Class B share is NOK 200 and the minimum amount to be paid is NOK 1.

iii)	Repurchase and disposal of shares shall be carried out in a way that the Board of Directors finds appropriate, yet not by subscribing for new shares. The authorization may also be used after the Company has been informed that a mandatory offer will be made in accordance with the Norwegian Securities Trading Act § 4-1, ref. the Securities Trading Act § 4-17.

iv)	The authorization is valid until June 30, 2006.

v)	If own shares are disposed of, the authority comprises repurchase of shares as a replacement for the shares disposed of, provided that the total holding of own shares does not exceed 8,173,400 shares.

vi)	This authorization replaces the authorization to repurchase own shares given on April 27, 2004.

9.	Cancellation of holding of Class A shares/Reduction of the share capital

In 2004, the Company repurchased 550,000 Class A shares and 902,000 Class B shares at average price of NOK 62.90 and NOK 55.08, respectively. The repurchase of Class B shares was executed in connection with the Company’s obligations under the employee incentive programs. With respect to the holding of own Class A shares, the Board’s recommendation to the General Meeting is to cancel the Company’s holding of 550,000 Class A shares.

The Board requests that the General Meeting adopt the following resolution:

i)	The share capital is reduced by NOK 5,500,000 from NOK 822,840,040 to NOK 817,340,040 by redemption of 550,000 Class A shares owned by the Company each with par value NOK 10. The amount of reduction shall be used as redemption of the Company’s own 550,000 Class A shares.

ii)	In accordance with the above, the Articles of Association’s § 4, first paragraph, is amended to read:

“The Company’s share capital is NOK 817,340.040 divided into 53,764,004 Class A shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 537,640,040 and 27,970,000 Class B shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 279,700,000, all fully paid.”

The amendment in the Articles of Association is effective from the date the reduction of the share capital enters into force.

10.	Authorization to amend § 3 in the Articles of Association

The current § 3 in the Articles of Association reads:

“§ 3	The object of the Company is shipping, aviation, industry, hereunder oil drilling and production, trade, hereunder service activity in connection with oil drilling and production, hotel operation as well as acquisition and management of real estate. Furthermore it is the object of the Company to participate in other companies or enterprises of similar character, and to offer guarantees and/or to put up its property as security for third party liability.”

In order to align the Company’s business and the Articles of Association the Board requests the General Meeting to resolve that the Articles of Association’s § 3 is amended to read:

§ 3	The object of the Company is oil and gas services; hereunder exploration, drilling, production and well services, and other activities related thereto such as trade, real estate and other assets in support of such activities, shipping, to invest in securities, participation in other companies of similar category, and to offer guarantees and/or pledge its assets as security for third party liability.”

The Chairman of the Board will open and chair the Annual General Meeting pursuant to the Articles of Association of the Company. All shareholders intending to participate in the Annual General Meeting either personally or by proxy must notify the Company at the latest on May 9, 2005 using the attached entry form. This is a condition for being able to participate and vote in the Annual General Meeting.

The Company’s address: Finnestadveien 28, P.O. Box 110, 4001 Stavanger, Norway. Telefax: +47 51 50 96 88.

Stavanger, March 16, 2005

The Board of Directors of Smedvig asa

NEWS RELEASE

Smedvig secures three-year contract for West Alpha

STAVANGER, Norway, March 21, 2005 — Smedvig has been awarded a letter of intent by Statoil, on behalf of a consortium consisting of Norsk Hydro, Eni Norge, Norske Shell and Statoil, for the semi-submersible drilling rig West Alpha. The drilling assignment has a three-year duration. Commencement of operations is in direct continuation of present operations, scheduled for February 2006. The contract value is estimated at US$ 273 million. West Alpha will be mainly drilling exploration wells on the Norwegian continental shelf.

Kjell E Jacobsen, Chief Executive Officer in Smedvig asa says: “This is a very important contract for Smedvig, which meets our preferences for long-term contracts and long-term client relationships. The contract is a milestone in the further development of the Company in these very exciting times for our industry”.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

REPURCHASE OF OWN SHARES

SME — Repurchase of own shares

On March 30, 2005, Smedvig asa repurchased 100,000 Class A shares at a price of NOK 116.38 per share and 50,000 Class B shares at a price of NOK 94.08. The Company`s holding of own shares after the transaction is 650,000 Class A shares and 1,503,500 Class B shares.